Exhibit 99.1

Re: Update Regarding Searchlight Transaction and Court Petition

Ramat Gan, Israel – July 8, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

Further to the Company’s report dated June 24, 2019 regarding the entering into and signing the agreement with Searchlight Capital Partners (“SCP”), and as part of the process of advancing the transaction with SCP, we now report that we filed with the Tel Aviv District Court (the “Court”), pursuant to the provisions of Section 350 (a) of the Israeli Companies Law, a petition to have the Court order that meetings of the Company’s shareholders and Debenture Holders (Series B and Series C) (“Meetings”) be convened.

The purpose of the Meetings will be to approve the transaction documents as agreed among the Company, SCP, a company under control of the Furer family and Internet Gold-Golden Lines Ltd. (“IGLD”) pursuant to the debenture holders’ approval. The agreements are the same as previously reported.

The Court is expected to review the transaction, set a timeline for response and order that the Meetings be convened.

To the Company’s knowledge, IGLD has filed a similar petition.

We also wish report that the purchasers SCP and Furer have filed a control permit request.

Ami Barlev, CEO of the Company said: “This petition to the court is an important and critical step in moving the transaction forward. We wish to reiterate that we believe this transaction represents an opportunity to introduce new and experienced controlling shareholders to the company and to Bezeq. We are extremely thankful to all the involved parties including the debenture holders’ representatives and the trustees who are all working tirelessly to push this transaction forward with all its complexities.”

We will continue to report on material developments.